EXHIBIT 18

[ERNST & YOUNG LETTERHEAD]

May 13, 2002

Board of Directors Georgia-Pacific Corporation 133 Peachtree Street Atlanta, Georgia 30303

Note 1 of Notes to Consolidated Financial Statements of Georgia-Pacific Corporation included in its Form 10-Q for the three-month period ended March 30, 2002 describes a change in the method of computing Last In, First Out (LIFO) inventory increments from year-to-date average cost to latest acquisition cost and it describes a change in the method of computing LIFO pools from a legal entity approach to an approach aligned with the Corporation's reportable business segments. You have advised us that you believe the change is to a preferable method because the new method provides for a better matching of costs and revenues, is more consistent with the way management evaluates the Corporation's businesses, and is more efficient and practical.

There are no authoritative criteria for determining a preferable method of calculating LIFO inventories based upon the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with auditing standards generally accepted in the United States of the financial statements of the Corporation as of March 29, 2002 and for the three-month period then ended, and therefore we cannot and do not express any opinion on them.

Very truly yours, /s/ Ernst & Young LLP